

September 22, 2010

Via Facsimile (650) 463-2600 and U.S. Mail

Peter F. Kerman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re: Zymogenetics, Inc.**
> **Schedule 14D-9 and 14D-9/A**
> **Filed September 15 and 16, 2010**
> **File No. 5-78019**

Dear Mr. Kerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

1. We note that you have a collaboration agreement with the Company pursuant to which the Company received upfront payments of over $100 million for the development and commercialization rights to PEG-IFN-lambda. The collaboration agreement also provides for significant additional possible payments based on development, regulatory and sales milestone achievements, including up to $287 million in development and regulatory milestones and up to $285 million in annual sales milestones. We note that affiliation for purposes of Rule 13e-3 can exist by virtue of relationships other than share ownership. Please provide your analysis as to whether affiliation exists for purposes of that Rule, by virtue of the pre-existing business relationship between these entities. See Exchange Act Release No. 17719 (April 13, 1981). We may have additional comments.

Opinion of the Company's Financial Advisor, page 32

2. In the last bullet point on page 32, you reference "certain internal financial analyses and forecasts" other than the Probability Adjusted Forecasts you've disclosed. Please disclose, or tell us why they are not considered material in context here, where they were used by the financial advisor and you are otherwise describing the advisor's analysis, which appears to be based at least in part on those forecasts.

3. Explain how Goldman Sachs arrived at the discount rates and the growth rates used in its discounted cash flow analysis and its present value of future share price analysis.

4. Explain how Goldman Sachs selected the comparable transactions used in its comparable transactions analysis. Highlight any material differences between the transactions considered and this proposed transaction.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions